LAREDO PETROLEUM, INC.
15 W. SIXTH STREET, SUITE 900
TULSA, OKLAHOMA 74119

August 7, 2014
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Laredo Petroleum, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the three and six months ended June 30, 2014, which was filed with the U.S. Securities and Exchange Commission on August 7, 2014. This disclosure can be found on page 49 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Very truly yours,

Laredo Petroleum, Inc.

By:	/s/ Kenneth E. Dornblaser
Kenneth E. Dornblaser
Senior Vice President & General Counsel